TRANSMISSÃO PAULISTA

RECEIVED
2005 OCT 26 P 3:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, October 20, 2005 Ref. **CT/F/04721/2005**

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

05012087

Gentleman/Madam:

We are enclosing, herewith, copy of the Public Notice of the Relevant Fact, published on October 20, 2005, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the privatization process of Companhia de Transmissão de Energia Elétrica Paulista.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847

TRANSMISSÃO PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

In compliance with the provisions of CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista makes public that in addition to the information disclosed in the Relevant Fact of July 12, 2005, CESP - Companhia Energética de São Paulo informed that it has concluded the advisor contracting proceedings to make the economic and financial valuation, sale model and sale of common shares of CTEEP's control, as recommended by the State Privatization Program Directive Council on June 9, 2005 and accepted by the Governor. This way, the above mentioned services contracted by CESP were initiated.

São Paulo, October 14, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer
and Investors Relation Director